January 21, 2015

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington D.C. 20549-1004

Gentlemen:

Pursuant to regulations of the Securities and Exchange Commission submitted herewith for filing on behalf of KB Home is its Annual Report on Form 10-K for the year ended November 30, 2014.

This filing is being effected by direct transmission to the Commission's EDGAR system.

Very Truly Yours,

/s/ William R. Hollinger
William R. Hollinger
Senior Vice President and Chief Accounting Officer